NORTHERN ORION RESOURCES INC.

04012173

January 12, 2004

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED JAN 1 9 2004 WASH. D.C. 156

Attention: Mary Cascio

Dear Sirs/Mesdames:

SUPPL

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

Encl.

dlw 1/20

NORTHERN ORION RESOURCES INC.

United States SEC filing
January 12, 2004

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Press Releases

1. Northern Orion Resources Inc. is Hosting a Quarterly Conference Call to Discuss Previously Released Financials - dated November 25, 2003 – Filed December 8, 2003

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.

Suite 250, 1075 West Georgia Street,
Vancouver, B.C., Canada V6E 3C9
www.northernorion.com

NNO – TSX

Tuesday, November 25, 2003

NEWS RELEASE

VANCOUVER , BRITISH COLUMBIA

Northern Orion Resources Inc. is Hosting a Quarterly Conference Call to Discuss Previously Released Financials

Northern Orion CEO David Cohen will host a conference call to discuss the Company's previously released third quarter financial results and give an update on the Agua Rica mine development on Wednesday, November 26th at 15:00 EST (12:00 noon PST). Interested parties may join the call by dialling toll free: 1-800-446-4472 or 416-695-9757 for calls from outside of Canada and the US.

A playback of the call and archived audio web cast will be available until December 3, 2003 on the company's website at www.northernorion.com.

For further information please contact Investor Relations at 1-866-608-9970 or email info@northernorion.com